Page 1 of 8 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS ACQUIRES OSISKO MINING AND CONSOLIDATES 100% OWNERSHIP OF THE WINDFALL PROJECT 1. Introduction Gold Fields is pleased to announce that it has entered into a definitive agreement with Osisko Mining Inc. (“Osisko”) (“Arrangement Agreement”), to acquire all the issued and outstanding common shares in Osisko, which are admitted to listing and trading on the Toronto Stock Exchange (“TSX”) (“Osisko Shares”), pursuant to a plan of arrangement (“Transaction”). Osisko’s primary asset is a 50% interest in the Windfall Project in Canada (“Windfall” or the “Project”), jointly owned with Gold Fields (“JV Partnership”). Under the terms of the Transaction, Gold Fields has agreed to acquire the Osisko Shares at a price of C$4.90 per share in cash (“Offer Price”). The Offer Price represents transaction consideration of approximately C$2.16 billion (US$1.57 billion) on a fully diluted basis (“Transaction Consideration”) and enterprise value of C$1.48 billion (US$1.08 billion)1. The Offer Price represents a premium of 55% to the 20-day volume- weighted average price on the TSX for the period ending 9 August 2024. As a result of the Transaction, Gold Fields will fully control a highly strategic asset, and the Transaction will extinguish Gold Fields’ existing obligations of a C$300 million deferred cash payment and C$75 million exploration obligation, which were part of the 2023 joint venture transaction with Osisko. Mike Fraser, CEO of Gold Fields said: “We are pleased to consolidate the remaining 50% interest of the advanced-stage Windfall Project and its highly prospective exploration camp. Over the past two years, beginning with our initial due diligence in 2022 and throughout our joint ownership of the Project since May 2023, we have developed a strong understanding of Windfall and its potential, and view it as the next long-life cornerstone asset in our portfolio. The acquisition is consistent with our strategy to improve the quality of our portfolio through investment in high-quality, long- life assets, like Windfall. It provides an opportunity to consolidate our presence in Québec, a Tier-1 mining jurisdiction, and apply our experience and expertise in greenfields exploration, 1 Enterprise value calculated as the C$2.16 billion fully diluted equity value less net cash, securities, proceeds from in-the-money dilutive securities and C$300 million deferred cash payment.

Page 2 of 8 project development and underground mining as we consolidate full commercial control of the Project and the exploration camp. Our proven track-record of near-mine exploration and building multi- decade mining camps will be invaluable in realizing Windfall’s full potential. We look forward to continue working closely with the host Cree First Nation of Waswanipi, other local communities, the Québec Government and Windfall employees and business partners as we advance this Project which I strongly believe will create shared, enduring value for Gold Fields and our people, community, business and government partners.” 2. Strategic rationale The Transaction delivers on our strategy to grow the value and quality of our portfolio. It consolidates the Company’s interest in a world-class, advanced-stage project that Gold Fields understands well, having jointly owned the asset with Osisko since May 2023. With assets situated in Québec, Canada, Gold Fields will firmly solidify its presence in a Tier-1 mining jurisdiction in one of the largest gold deposits in Canada, and a top ten gold deposit globally by head grade. Full ownership of Windfall enables Gold Fields to streamline decision-making and increase flexibility with respect to the Project’s development and subsequent operation. Based on Osisko’s December 2022 feasibility study published on SEDAR+ (www.sedarplus.ca) (the “Windfall Feasibility Study”), Windfall is expected to produce circa 300,000 ounces of gold per annum at an all-in sustaining cost (“AISC”) of US$758 per ounce (2023 real terms). Our technical and project development work over the last year has progressed our understanding of the asset and confirms our view that Windfall is expected to become one of the lowest cost mines in our portfolio. Gold Fields believes that Windfall is on track to become its next high-quality, low-cost underground gold mine, with considerable growth prospects along strike and down plunge, well beyond delineated mineral reserves and the current 10-year projected mine life set out in Osisko’s Windfall Feasibility Study. The life extension upside, through expected resource conversion and onsite exploration success, together with significant regional exploration potential in the highly prospective Urban Barry and Quévillon district exploration camps (circa 2,233km2), is anticipated to provide a range of additional opportunities to Gold Fields’ pipeline beyond the scope of the Windfall Feasibility Study. The Transaction will enable Gold Fields to pursue a more flexible, optimised camp-wide exploration programme for which it will accrue 100% of the benefits. The near-mine, exploration upside is further enhanced by Osisko’s joint venture with Bonterra Resources Inc. (“Bonterra”), which, upon completion of the joint venture earn-in, secures a 70%

Page 3 of 8 interest over an additional ~225km2 of prospective exploration ground adjacent to the Windfall deposit and proposed location of key project infrastructure. Gold Fields has extensive experience in exploring, delineating and mining complex underground orebodies similar to the Windfall deposit, through decades of efficient and profitable mining and reserve and resource replacement at our Western Australian mines. Windfall is an opportunity to further deploy our global project development and underground mining expertise. Development of Windfall is well advanced. As at May 2023 (when Gold Fields announced the joint venture partnership with Osisko), Osisko had invested more than C$800 million in Windfall. Since then, the partners (through their respective 50% shares) have each invested an additional ~C$158 million (total of ~C$316 million) on the development of the Project. As a result, Windfall today includes over 2 million meters of drilling, a submitted EIA permitting application in process, studies, significant underground development and major surface infrastructure. The Project is now under its fourth bulk sample permit, with underground infrastructure including 14km of underground development to 671 metres of vertical depth into ore, four main ventilation raises and 57 drill bays, an underground pumping station and a garage currently under construction. Concurrently, extensive surface civil works have already been undertaken, including a lined waste pad, three lined water treatment ponds, a water treatment facility currently under construction, administrative offices, communication tower, temporary 300-person camp, and recreation area. Environmental permitting for full scale construction of the Project is underway, with a new round of questions recently received from the Québec Ministry of the Environment, and final approval expected in 2025. In parallel, discussions have continued towards the execution in due course of an Impact and Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government, as part of the project development process. The Transaction also strongly aligns to Pillar 2 of Gold Fields’ strategy – to build on our leading commitment to ESG – and will materially contribute to the delivery of our 2030 ESG commitments. We are encouraged by the strong ESG performance at Windfall, particularly the relationships that have been forged with our host communities, and we are committed to building on this as we take Windfall from development into production. During January 2024, the 85 km long 69 kV hydro-electric power line - built, owned and operated by the Waswanipi Cree First Nation - was completed on schedule, and grid power was successfully connected to the Project. The use of hydroelectricity at Windfall marked the switching over from diesel-generated electricity to renewables to operate the camp and underground infrastructure, and will significantly reduce both power costs and greenhouse gas

Page 4 of 8 emissions at the site. Once in production, Gold Fields forecasts Windfall will be one of the mines with the lowest carbon emissions in our portfolio, on both an absolute and intensity basis. 3. Transaction structure The Transaction will be carried out by way of a Canadian court- approved plan of arrangement under the Business Corporations Act (Ontario) pursuant to the Arrangement Agreement entered into between Gold Fields and Osisko. On completion of the Transaction, Osisko shareholders will receive cash consideration of C$4.90 per Osisko Share. Completion of the Transaction will be subject to the approval of at least two‐thirds of the votes cast by the Osisko shareholders, as well as a simple majority of the votes cast by Osisko shareholders excluding certain related parties in accordance with Canadian securities laws. The Board of Directors of Gold Fields and the Board of Osisko have both unanimously approved the Transaction, with Osisko’s directors recommending that Osisko shareholders vote in favor of the Transaction. The Transaction is not subject to Gold Fields shareholder approval. Each of the directors and executive officers of Osisko have entered into a voting support agreement pursuant to which they have agreed, amongst other things, to vote all of their shares in favour of the Transaction. The Arrangement Agreement includes customary deal protection provisions, including non-solicitation (subject to a “fiduciary out”) and “right to match” provisions in favour of Gold Fields, in addition to a C$108 million (US$79 million) break fee payable to Gold Fields under certain circumstances. 4. Transaction funding2 The Transaction and its associated funding were assessed in line with Gold Fields’ capital allocation framework. Gold Fields is in a strong financial position to satisfy the Transaction Consideration, with an investment grade credit rating. As at 31 March 2024, the Company had net debt to EBITDA of 0.51 and held US$424 million in cash and approximately US$1.8 billion in undrawn debt facilities. Subsequently on 15 May 2024, Gold Fields repaid bonds totalling US$500 million. In addition to the above, wholly-owned subsidiaries of Gold Fields have entered into a commitment letter with a group of lenders, pursuant to which the lenders have committed to provide a bank liquidity facility of US$500 million to assist with funding a portion of the Transaction. Gold Fields expects to fund the 2 The financial information contained in this section has not been reviewed of reported on by the Company’s external auditors.

Page 5 of 8 remainder of the Transaction Consideration with cash on hand and undrawn existing facilities as referred to above. Gold Fields remains fully committed to its investment grade rating and expects near-term free cash flow from existing operations to reduce leverage following closing of the Transaction. 5. Conditions precedent The respective obligations of Gold Fields and Osisko to complete the Transaction are subject to the fulfilment of each of the following conditions precedent on or before the effective time of the Transaction, each of which may only be waived by mutual consent: • Canadian Competition Act approval; • Osisko shareholder approval and associated Court orders customary for Canadian Plans of Arrangement; and • Receipt of other applicable consents and approvals, including approval from the TSX for Osisko. As part of the conditions precedent, the Arrangement Agreement includes certain additional conditions to the obligations of each of Gold Fields and Osisko, which are customary for transactions of this nature and, include, inter alia, conditions with respect to the ongoing truth and correctness of the representations and warranties of the other party as set out in the Arrangement Agreement, the material compliance of the other party with its covenants as set out in the Arrangement Agreement, and no material adverse change having occurred in respect of Osisko. Gold Fields and Osisko have committed to using their commercially reasonable, best efforts to cooperate and engage with the relevant authorities and affected stakeholders in order to ensure that the Conditions Precedent are fulfilled as soon as possible to enable the Transaction to be completed. 6. Transaction timing Subject to satisfaction of the closing conditions referenced above, Gold Fields expects the Transaction to be completed in Q4 2024. The effective date of the Transaction will be a date shortly after the plan of arrangement is approved by the Court. Full details of the Transaction will be included in Osisko’s management information circular, which is expected to be mailed to Osisko’s shareholders in September 2024, with the Osisko shareholders meeting expected to take place in October 2024. The Arrangement Agreement and Voting Support Agreements will also be filed on SEDAR+. 7. Background on Osisko Osisko currently hold a 50% interest in the high-grade Windfall gold deposit located between Val-d’Or and Chibougamau in Québec, Canada and holds a 50% interest in a large area of claims in the surrounding Urban Barry area and nearby Quévillon area (over 2,233km2).

Page 6 of 8 Windfall is one of the highest-grade gold projects in Canada on a property consisting of 286 individual claims covering an aggregate area of 12,523 hectares. The property is located in the Abitibi greenstone belt in the Urban Township of Eeyou Istchee James Bay, Québec, Canada, which is 700 km north-northwest of Montréal, 200 km northeast of Val-d’Or and 115 km east of Lebel-sur-Quévillon. Osisko has also entered into a 70% exploration earn-in and joint venture agreement on all of the Urban-Barry properties currently held by UB Phoenix Corp. (“Phoenix”) (hosting the Gladiator and Barry deposits) and the Lac Barry property currently 85% owned by Phoenix and 15% owned by Golden Valley Abitibi Royalties Ltd. The Duke property (collectively with the Urban-Barry and Lac Barry properties, the “Properties”), which is adjacent to the Urban-Barry and Lac Barry properties, is currently 70% owned by Phoenix and 30% owned by Osisko. All Properties are located in Québec’s Eeyou Istchee James Bay region and total 495 claims over ~225km2. Osisko is listed on the TSX and its shares are publicly held. As disclosed in Osisko’s Management Information Circular dated 18 April 2024, as of 12 April 2024, no person or company beneficially owns, controls, or directs, directly or indirectly, voting securities of Osisko carrying 10% or more of the voting rights attached to all outstanding Osisko Shares, other than Blackrock, Inc. (17.6%) and T. Rowe Price Associates, Inc. (10.0%). On completion of the Transaction, Osisko will become a subsidiary of Gold Fields and its articles and by-laws will comply with the provisions of paragraph 10.21 of Schedule 10 of the JSE Listings Requirements. Windfall Feasibility Study Summary (Effective date of November 25, 2022) Based on the Windfall Feasibility Study3 produced by Osisko Mining: • Mineral Reserves of 3.2Moz (12.18Mt at 8.06g/t) • Life-of-mine of 10 years • Average production (100% basis) of 294,000 ounces (peak production of 374,000 ounces in year 2) • AISC of US$758/oz (C$985/oz) • Total project capital expenditure of C$1.1 billion which includes preconstruction spend of c.C$300 million • First production remains subject to approval of permitting, expected in 2025, and final engineering design 3 The results of the Windfall Feasibility Study summarized in this news release are intended to provide only a high-level overview of the Project. These results are supported by the Windfall Feasibility Study which can be found on SEDAR+ (www.sedarplus.ca) under Osisko's issuer profile. The news release of Osisko summarizing the results of the Windfall Feasibility Study can be found at: https://www.osiskomining.com/osisko-mining-delivers-positive- feasibility-study-for-windfall

Page 7 of 8 8. Financial information Osisko’s reported net value of assets and its profit after tax, as disclosed in its audited results for the second quarter ended 30 June 2024, prepared in accordance with IFRS, were C$971.5 million and C$0.28 million respectively. This financial information can be accessed on Osisko’s website on www.osiskomining.com. 9. Categorisation of the Transaction The Transaction constitutes a Category 2 transaction for Gold Fields in terms of Section 9 of the JSE Limited Listing Requirements and consequently, no Gold Fields shareholder approval is required. ENDS 12 August 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisor: RBC Capital Markets Legal advisor: McCarthy Tétrault For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com For media enquiries contact: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold- equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are

Page 8 of 8 listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). About Osisko Mining Inc. Osisko is a mineral exploration company focused on the acquisition, exploration, and development of precious metal resource properties in Canada. Osisko holds a 50% interest in the high-grade Windfall gold deposit located between Val-d'Or and Chibougamau in Québec and holds a 50% interest in a large area of claims in the surrounding Urban Barry area and nearby Quévillon area. Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward- looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to the Transaction (including the expected terms, timing and satisfaction of conditions), Gold Fields’ future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Information relating to Osisko The information contained in this announcement that relates to Osisko is extracted from publicly available information about Osisko. To the maximum extent permitted by law, Gold Fields makes no representation or warranty, express or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information in relation to Osisko.